Exhibit 99.3

FITNESS CHAMPS HOLDINGS LIMITED

7030 Ang Mo Kio Street, Avenue 5, #04-48, Singapore

PROXY STATEMENT

General

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by our Board of Directors for an Extraordinary general meeting of members (the “Meeting”) to be held at 10 a.m. (Singapore Time) on March 20, 2026 or at any adjournment or postponement thereof. The Meeting will be held at 7030 Ang Mo Kio Street, Avenue 5, #04-48, Singapore.

We will send or make these proxy materials available to shareholders on or about March 3, 2026.

PURPOSE OF THE EXTRAORDINARY GENERAL MEETING

Proposal 1: to approve, as an ordinary resolution that:

Share Consolidation:

(A)	a share consolidation of the Company’s all issued and unissued shares of whatever classes and series be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-two hundred-fifty (250) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(B)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

Proposal 2: to approve, as an ordinary resolution that:

Each of the directors and officers of the Company is authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Why did I receive these materials?

Our Members as of the close of business on February 24, 2026, which we refer to as the “Record Date”, are entitled to vote at our Extraordinary general meeting (the “Meeting”) of members (“Members”), which will be held on March 20, 2026. As a Member, you are invited to attend the Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Meeting, describes the proposals presented for Member action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Extraordinary Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy notice, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the ordinary shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

How many votes do I have?

You will be entitled to one vote for each outstanding ordinary share of the Company you own as of the Record Date. As of the Record Date, there were 552,810 Class A Ordinary Shares and 580,524 Class B Ordinary Shares outstanding and eligible to vote, which Ordinary Shares outstanding reflects the share consolidation approved by shareholders at the extraordinary general meeting that took place on January 23, 2026, with a fifteen (15)-to-one (1) consolidation ratio that was set and approved by our board of directors on February 12, 2026 (the “First Share Consolidation”).

How many shares must be present or represented to conduct business at the Meeting?

At the Meeting, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued and paid up share capital of the Company in the Company throughout the meeting shall form a quorum for all purposes. Based on the 552,810 Class A Ordinary Shares (with one vote each) and 580,524 Class B Ordinary Shares (with 50 votes each) outstanding on the Record Date, the holders of our outstanding shares representing at  least 9,859,670 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding Ordinary Shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my Ordinary Shares in person at the Meeting?

Ordinary Shares held in your name as the Member of record may be voted by you in person at the Meeting. Ordinary Shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the Ordinary Shares.

How can I vote my shares without attending the Meeting?

Whether you hold Ordinary Shares directly as the Member of record or beneficially in “street name,” you may direct how your Ordinary Shares are voted without attending the Meeting. If you are a Member of record (that is if your Ordinary Shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Meeting, you may complete and deliver your completed proxy card in accordance with the instructions printed thereon. If you hold Ordinary Shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your Ordinary Shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Chief Financial Officer at nyokeyee@fitnesschampsaquatics.com, or by signing a proxy card bearing a later date, or by attending the Meeting and voting in person.

For Ordinary Shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person. If you are a Member of record, the powers of the proxy holder will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by TranShare, 17755 US Hwy 19 N, Clearwater, FL 33764 (“TranShare”), our transfer agent, who will act as master tabulator; however, no representatives of TranShare will attend the Meeting. If you are a Member of record, your signed proxy card is returned directly to TranShare for tabulation. If you hold your Ordinary Shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to TranShare on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends:

FOR Proposal 1: to approve, as an ordinary resolution that:

Share Consolidation:

(C)	a share consolidation of the Company’s all issued and unissued shares of whatever classes and series be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-two hundred- fifty (250) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(D)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

FOR Proposal 2: to approve, as an ordinary resolution that:

Each of the directors and officers of the Company is authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Joyce Lee Jue Hui, our Chief Executive Director and one of our Executive Directors, holds approximately 51% of FCHL. Ms. Lee has advised the Company that she intends to vote the 580,524 Class B Ordinary Shares (reflecting the Class B Ordinary Shares outstanding after accounting for the First Share Consolidation) representing approximately 51% of the outstanding Ordinary Shares and approximately 98.13% of the voting rights  attached to all outstanding Ordinary Shares as of the Record Date in favor of the proposals above. In the event a minimum quorum (being two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued and paid up share capital of the Company in the Company throughout the meeting) is present throughout the Meeting, the shares held of record by Ms. Lee and voted in favor of the above proposals will be sufficient to approve Proposals 1 and .

PROPOSAL 1

SHARE CONSOLIDATION

Purpose of Share Consolidation

The Company’s Class A Ordinary Shares are listed on The Nasdaq Capital Market under the trading symbol of “FCHL.” In order for the Class A Ordinary Shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). To enhance the Company’s ability to retain the compliance with the Bid Price Rule, the Board believes that it is in the best interest of the Company and the shareholders to provide shareholders’ authorization to the Board to effect the Share Consolidations within the Range or not to pursue a Share Consolidation at all to be determined by the Board in its sole discretion within 180 days after the shareholders’ approval to provide such authorization to the Board.

The Board believes that the delisting of its shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of its shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

The Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate a share consolidation to increase the market price of the shares of the Company to meet the Bid Price Rule. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect the Share Consolidation within Range to be determined by the Board in its sole discretion within 180 calendar days after the shareholders’ approval (and if the Board did not determine a ratio within such 180-day period, the Share Consolidation would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of shares of the Company to round up any fractions of shares of the Company issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

In evaluating whether or not to conduct the Share Consolidation, the Board considered various negative factors associated with such corporate action. These factors include: the negative perception of a share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies and the Company that have been effected by share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s Class A Ordinary Shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after the Share Consolidation, the Company will be able to maintain the listing of the Class A Ordinary Shares of the Company on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares of the Company. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of Class A Ordinary Shares of the Company than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the relevant shares of the Company, it may not increase the market price of the relevant shares of the Company in proportion to the reduction in the number of t Class A Ordinary Shares of the Company outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Class A Ordinary Shares of the Company declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Class A Ordinary Shares of the Company could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued if the Share Consolidation is effected. Upon approval of Proposal 4, the directors will be authorized to settle as they consider expedient any difficulty which arises in relation to such fractional shares, including but not limited to rounding down any fractions of shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, subject to passing of the Redesignation and Reclassification of Share Capital and the adoption of the Amended and Restated Memorandum and Articles of Association, our authorized shares will be consolidated at the ratio between one (1)-for-two (2) and one (1)-for-two hundred-fifty (250), accompanied by a corresponding increase in the par value of the shares of the Company, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding shares of the Company at the ratio between one (1)-for-two (2) and one (1)-for-two hundred-fifty (250), accompanied by a corresponding increase in the par value of the shares of the Company, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Each shareholder’s proportionate ownership of the issued and outstanding shares of the Company immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of the Class A Ordinary Shares of the Company being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation if the Board determines to proceed with it, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, TranShare, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE SHARE CONSOLIDATION.

PROPOSAL 2

AUTHORIZATION OF DIRECTORS AND OFFICERS

Proposal 2 is a general power to be granted to directors and officers of the Company to take any and every action to implement the matters in Proposal 1.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE AUTHORIZATION OF each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Joyce Lee Jue Hui

Chief Executive Director & Executive Director